Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), April 28, 2020

Messrs.

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of the closely held corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by the Commission for the Financial Market:

In the Board of Directors’ meeting held on the date hereof, it was agreed to convene an Extraordinary Shareholders’ Meeting to be held on May 19, 2020, for such Shareholders´ Meeting to decide on the proposal of the Board of Directors to increase the capital of the Company, up to a maximum amount of US$700 million, through the issuance of shares that would be payable in cash. Of the total amount proposed for the capital increase, it is estimated that US$250 million will be required to be paid during the year 2020, while the remaining US$ 450 million would be paid during the course of the year 2021, depending on the required resources in such year.

The capital increase would aim to contribute to the financing of the projects developed by the Company, especially the MAPA Project, and to strengthen the Company´s financial position, which has been affected by the capital requirements of the different projects that is carrying and has carried out, by the effects on the market as a result of the trade war between China and the United States of America and by the decrease in the demand of products that is observed worldwide as a consequence of the Covid-19 pandemic.

In compliance with article 19 of the Rules of Corporations Law No. 18.046 (Reglamento de la Ley N°18.046 de Sociedades Anónimas), in addition to the above-mentioned capital increase proposal, it would correspond to carry out in the Shareholders’ Meeting the capitalization of corporate reserves arising from profits and legal revaluations existing as of the date of the last balance sheet, through the issuance of shares free of payment, unless otherwise unanimously agreed by all the shares issued by the Company.

In case such capital increase is approved, it will be proposed in the same Extraordinary Shareholders’ Meeting to replace article fifth of the Company’s bylaws and to add into the bylaws necessary transitional provisions to implement the reforms to be agreed by the Shareholders’ Meeting.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago